MONARCHY RESOURCES, INC.

243 Teresa St Sta Mesa, Sampaloc, Manila, Philippines

November 28, 2011

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC
20549

Attention:              Ms. Anna Nguyen Parker
Division of Corporate Finance
Branch Chief

Dear Ms. Parker:

Re:         Amended Registration No. 3 to Registration Statement on Form S-1
Filed October 31, 2011
File No. 333-172825

I am in receipt of your letter dated November 16, 2011 and have the following response to your comment.

Form S-1 Filed October 31, 2011

Our Planned Exploration Program, page 27

1.
The $14,000 was advanced by the directors for Phase I on July 18, 2011. Per correspondence dated July 16, 2011 from Angelo Ventura, Professional Geologist, “I confirm upon receipt of full payment for Phase I of the exploration for the La Carolta property, work on Phase I will start.” Refer to the attached Exhibit.

We have chosen to expense the full $14,000 as of July 31, 2011, for the following reasons:

1-	The $14,000 payment was non-refundable.

2-	We have no other correspondence or documentation to suggest that any work was done after July 31, 2011.

3-	The conservative approach was to record the full payment as an exploration cost during the three months ended July 31, 2011.

Our Form S-1 should not have indicated the work would start in November, as it actually commenced in July. To correct our error as to the dates the work was started the following has been amended in the Form S-1/A:

“The Company commenced the work on the La Carlota during the month of July 2011 but does not expect to receive a report on the exploration work until the end of November 2011.”  Refer to page 17 under the heading “Surrounding Area in the Philippines”.

“Prior to Phase 1 commencing in July 2011”, there has been no preliminary exploration work on the La Carlota. Refer to page 17.

Management “retained” Mr. Ventura to conduct geological consulting work for Phase 1 of our exploration program in “July 2011; the month the work started”. Refer to page 18 under “Property Location and Description”.

The advances from related parties of the $14,240 were used to pay for the following:

Filing fees paid personally by the directors	$ 63
Courier charges paid personally by the directors	177
Advance to Angelo Ventura to start Phase I	14,000
Amount per financial statement July 31, 2011	$ 14,240

The advances from related parties was not doubled counted.

Closing Comments

I wish to provide you with the following statement acknowledging that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respects to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

The above noted changes have been red-lined in the amended Form S-1A (amendment #4) for easy of reference and as required.

Yours very truly;

Monarchy Resources Inc.

“GUILFRED COLCOL CASIMIRO

Guilfred C. Casimior
Chief Executive Officer, President and
Director

c/c           Marc Andrew Mercado – Chief Financial Officer